September 21, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention:	Greg S. Belliston

	Re:	PXRE Group Ltd. PXRE Capital Trust IV Registration Statement on Form S-3 File Numbers 333-128354 and 333-128354-01 (the “Registration Statement”)

Ladies and Gentlemen:

     We are the President and Chief Executive Officer of PXRE Group Ltd., a Bermuda company (the “Company”), and Administrator of PXRE Capital Trust IV (the “Trust”), respectively, and are authorized to request the acceleration of the effective date of the Registration Statement (Registration Numbers 333-128354 and 333-128354-01).

     We hereby request that the effective date of the Registration Statement be accelerated to September 22, 2005, and the Registration Statement be declared effective at 4:00 p.m., Washington, D.C. time on September 22, 2005 or as soon thereafter as practicable.

     The Company and the Trust acknowledge that they are aware of their responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, as they relate to the public offering of the securities specified in the Registration Statement.

Very truly yours,
PXRE GROUP LTD.

By:	/s/ Jeffrey L. Radke
Name: Jeffrey L. Radke Title: President and Chief Executive Officer

PXRE CAPITAL TRUST IV

By:	/s/ John M. Modin
Name: John M. Modin Title: Administrator

cc:	Bruce Byrnes, Esq. Nancy H. Corbett, Esq.